Exhibit 4.4

[SUPERVISORY BOARD AWARD]

MYT NETHERLANDS PARENT B.V.

2020 OMNIBUS INCENTIVE COMPENSATION PLAN

RESTRICTED SHARE AWARD AGREEMENT

This Restricted Share Award Agreement including any addendum to the Agreement for the Grantee’s country (the “Addendum”) (together the “Award Agreement”) evidences an award of restricted shares (“Restricted Shares”) by MYT Netherlands Parent B.V., a private company with limited liability (besloten vennotschap met beperkte aansprakelijkheid) incorporated and existing under the laws of the Netherlands, and any successor entity thereto (the “Company”) under the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan (the “Plan”). Capitalized terms not defined in the Award Agreement have the meanings given to them in the Plan.

Name of Grantee:	______________ (the “Grantee”).
Grant Date:	______________ (the “Grant Date”).
Number of Restricted Shares:	______________________.
Vesting:

Initially, all of the Shares are non-transferable and subject to a substantial risk of forfeiture and are Restricted Shares. All of the Restricted Shares will become vested, and the risk of forfeiture will lapse, on December 31, 2021, subject to the Grantee’s continued service as a member of the Supervisory Board through such date.

Notwithstanding the foregoing, if a Change in Control occurs at any time during the Grantee’s service as a member of the Supervisory Board, the Restricted Shares, to the extent not previously vested, will become fully vested, and the risk of forfeiture will lapse, as of immediately prior to such Change in Control.

In the event of a termination of the Grantee’s service as a member of the Supervisory Board for any reason at any time prior to December 31, 2021, the Grantee’s right to vest in any Restricted Shares will be immediately forfeited as of the date of termination without any consideration or payment therefor. The Committee shall have the exclusive discretion to determine when the Grantee is no longer actively providing services as a member of the Supervisory Board for purposes of this award of Restricted Shares.

Consideration:

No payment is required for the Restricted Shares, although payment may be required for the amount of any Tax-Related Items as a result of the issuance of, or vesting of, the Restricted Shares, as described in this Award Agreement.

Adjustments to Shares:

For purposes of this Award Agreement, the term “Share” means an Ordinary Share or, following the occurrence of an IPO, the number of ADSs equal to one Ordinary Share (but if the ratio of ADSs to Ordinary Shares is not 1:1, then the Shares subject to this award will automatically be adjusted to reflect the ratio of the ADSs to Ordinary Shares, as reasonably determined by the Committee), subject to the terms of the Plan.

The Restricted Shares shall be subject to the adjustment provisions of Section 1.6.3 of the Plan.

In the event of an IPO, the Grantee hereby consents to the conversion of the Shares granted pursuant to this Award Agreement, whether vested or unvested,

into ADSs, which shall be subject to the same vesting terms as set forth herein, and, the Grantee shall cooperate with the Company and use his or her best efforts to accommodate such conversion, including, without limitation, executing such customary documentation as reasonably determined by the Committee.

The Grantee hereby grants an irrevocable and unconditional power of attorney (volmacht) to the Company to take all the necessary actions on its behalf to transfer the Shares held by it to effectuate the conversion into ADS.

Rights as a Shareholder

The issuance of the Shares to the Grantee shall be subject to the execution of notarial deed of issuance of shares, executed by the Grantee before a Dutch civil-law notary. Following execution of such deed, the Grantee will be recorded as holder of the Shares in the shareholders register of the Company.

The Grantee shall be the holder of the Shares until or unless such Shares are forfeited or sold or otherwise disposed of, and shall be entitled to all rights of a shareholder of the Company, including, without limitation, voting rights with respect to the Shares and the Grantee shall receive, when paid, any dividends on all of the Shares granted hereunder as to which the Grantee is the record holder on the applicable record date; provided, that (i) any cash or in-kind dividends paid with respect to any Shares which have not previously vested shall be withheld by the Company without interest and shall be paid to the Grantee only when, and if, such Shares shall become fully vested, and (ii) the Shares shall be subject to the limitations on transfer set forth herein.

Tax Representations; Withholding:

The Grantee is advised to review with his/her own tax advisors the tax consequences for any Tax-Related Items in respect of the issuance of, or vesting of, the Restricted Shares. The Grantee hereby represents to the Company that he/she is relying solely on such advisors and not on any statements or representations of the Company, its Subsidiaries or Affiliates or any of their respective agents. The Grantee acknowledges that, regardless of any action taken by the Company, the ultimate liability for all Tax-Related Items is and remains the Grantee’s responsibility and may exceed the amount actually withheld by the Company. The Grantee further acknowledges that the Company (i) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Shares, including, but not limited to, the grant or vesting of the Restricted Shares or the subsequent sale of Shares following such vesting; and (ii) does not commit to and is under no obligation to structure the terms of the grant or any aspect of the Restricted Shares to reduce or eliminate the Grantee’s liability for Tax-Related Items or achieve any particular tax result. The Grantee shall not make any claim against the Company or any other Subsidiary or Affiliate, or their respective board, officers or employees related to Tax-Related Items arising from the Restricted Shares. Further, if the Grantee is subject to Tax-Related Items in more than one jurisdiction, the Grantee acknowledges that the Company may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the relevant taxable or tax withholding event, as applicable, the Grantee agrees to make adequate arrangements satisfactory to the Company to satisfy all Tax-Related Items. In this regard, the Grantee authorizes the

Company, or its respective agents, at their discretion and with no obligation to do so, to satisfy any applicable withholding obligations with regard to Tax-Related Items by any of the means described in Section 3.2 of the Plan.

The Company may refuse to deliver the proceeds of the sale of Shares, if the Grantee fails to comply with his or her obligations in connection with the Tax-Related Items.

Transfer Restrictions:

The Grantee may not sell, exchange, transfer, assign, pledge, hypothecate or otherwise encumber the Restricted Shares (subject to adjustment as described above), other than to the extent provided in Section 3.5 of the Plan.

Clawback:

The Restricted Shares will be subject to any clawback policy that the Company may adopt from time to time in order to comply with applicable law or the listing standards of the Applicable Exchange and, in accordance with such policy, may be subject to the requirement that the Restricted Shares (or any proceeds therefrom) be repaid to the Company after they have been distributed to the Grantee, subject in all cases to applicable law.

Amendment:

The Committee reserves the right at any time to amend the terms and conditions set forth in this Award Agreement, except that the Committee shall not make any amendment in a manner unfavorable to the Grantee (other than if immaterial or if required to facilitate compliance with applicable laws), without the Grantee’s consent. Any amendment of this Award Agreement shall be in writing and signed by an authorized member of the Committee or a person or persons designated by the Committee.

Governing Law:

This Award Agreement shall be deemed to be made under, and in all respects be interpreted, construed and governed by and in accordance with, the laws of Germany, without regard to conflict of law principles.

Investment Representations:

In connection with the issuance of the Shares contemplated by this Award Agreement, the Grantee hereby represents and warrants to the Company as follows:

(a)

The Grantee is acquiring the Shares for the Grantee’s own account for investment only, and not for resale or with a view to the distribution thereof;

(b)

The Grantee has had such an opportunity as the Grantee has deemed adequate to obtain from the Company such information as is necessary to permit the Grantee to evaluate the merits and risks of the Grantee’s investment in the Company and has consulted with the Grantee’s own advisers with respect to the Grantee’s investment in the Company;

(c)

The Grantee has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the issuance of the Shares and to make an informed investment decision with respect to such issuance;

(d)

The Grantee can afford a complete loss of the value of the Shares and is able to bear the economic risk of holding such Shares for an indefinite period; and

(e)

The Grantee has read and understands the Plan and acknowledges and agrees that the Shares are subject to all of the relevant terms of the Plan, including without limitation, the transfer restrictions set forth in Section 3.5 of the Plan.

Nature of Grant:

In accepting the Restricted Shares, the Grantee acknowledges, understands and agrees that:

(a)

the Plan is established voluntarily by the Company, it is discretionary in nature, and may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(b)

all decisions with respect to future grants, if any, will be at the sole discretion of the Company;

(c)

the Grantee is voluntarily participating in the Plan;

(d)

the Shares, including the vesting thereof, and the income and value of same, are not considered compensation for, or relating to, past services to the Company or any other Subsidiary or Affiliate;

(e)

the future value of the Shares is unknown, indeterminable, and cannot be predicted with certainty;

(f)

the value of the Shares may increase or decrease in value;

(g)

no claim or entitlement to compensation or damages shall arise from forfeiture of the Restricted Shares resulting from a termination of service;

(h)

unless otherwise provided in the Plan, the Award Agreement or by the Company in its sole discretion, the Restricted Shares and the benefits evidenced by this Award Agreement do not create any entitlement to have the Restricted Shares or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares; and

(i)

neither the Company nor any other Subsidiary or Affiliate shall be liable for any currency exchange rate fluctuation that may affect the value of the Shares or of any amounts due to the Grantee pursuant to the vesting of the Shares or the subsequent sale of any Shares following vesting.

Data Privacy:

The Company is located at Einsteinring 9, 85609 Aschheim/Munich, Germany and grants service providers of the Company and its other Subsidiaries and Affiliates the opportunity to participate in the Plan, at the Company's sole discretion. If the Grantee would like to participate in the Plan, the Grantee understands that he or she should review the following information about the Company’s data processing practices.

Data Collection and Usage. The Company collects, processes and uses the Grantee’s personal data, including, but without limitation, name, home address and telephone number, date of birth, social insurance number or other identification number (e.g., resident registration number), passport number, salary, citizenship, job title, any Shares or directorships held in the Company, and details of all awards, canceled, vested, or outstanding in the Grantee’s favor, which the Company receives from the Grantee. If the Company offers the Grantee the opportunity to participate in the Plan, then the Company will collect the Grantee’s personal data for purposes of allocating Shares and implementing, administering and managing the Plan. The Company’s legal basis for the processing of the Grantee’s personal data would be the Grantee’s consent.

Stock Plan Administration Service Providers. The Company may transfer personal data to a designated broker, an independent service provider, to assist the Company with the implementation, administration and management of the Plan. In the future, the Company may select a different service provider and share the Grantee’s personal data with another company that serves in similar capacities. The Company’s service providers may open an account for the Grantee. The Grantee may be asked to agree on separate terms and data processing practices with the applicable service providers, which, as it relates to Plan administration service provider, is a condition to the Grantee’s ability to participate in the Plan. The Grantee should note that his or her country may have enacted data privacy laws that are different from the service provider. The Company’s legal basis for the transfer of the Grantee’s personal data would be the Grantee’s consent.

Data Retention. The Company will use the Grantee’s personal data only as long as is necessary to implement, administer and manage the Grantee’s participation in the Plan or as required to comply with legal or regulatory obligations, including under tax and security laws. When the Company no longer needs the Grantee’s personal data, the Company will remove it from it from its systems.

Voluntariness and Consequences of Consent Denial or Withdrawal. The Grantee’s participation in the Plan and the Grantee’s grant of consent is purely voluntary. The Grantee may deny or withdraw his or her consent at any time. If the Grantee does not consent, or if the Grantee withdraws his or her consent, the Grantee cannot participate in the Plan. This would not affect the Grantee’s base compensation as a director; the Grantee would merely forfeit the opportunities associated with the Plan.

Data Subject Rights. The Grantee has a number of rights under data privacy laws in his or her country. Depending on where the Grantee is based, his or her rights may include the right to (i) request access or copies of personal data the Company processes, (ii) rectification of incorrect data, (iii) deletion of data, (iv) restrictions on processing, (v) portability of data, (vi) to lodge complaints with competent authorities in the Grantee’s country, and/or (vii) a list with the names and addresses of any potential recipients of the Grantee’s personal data. To receive clarification regarding the Grantee’s rights or to exercise the rights, the Grantee should please contact the Company at Attn: Share Plan Administrator, Einsteinring 9, 85609 Aschheim/Munich, Germany.

The Grantee also understands that the Company may rely on a different legal basis for the processing or transfer of data in the future and/or request the Grantee to provide another data privacy consent. If applicable and upon request of the Company, the Grantee agrees to provide an executed acknowledgement or data privacy consent form to the Company (or any other acknowledgements, agreements or consents) that the Company may deem necessary to obtain under the data privacy laws in the Grantee’s country, either now or in the future. The Grantee understands that he or she will not be able to participate in the Plan if the Grantee fails to execute any such acknowledgement, agreement or consent requested by the Company.

Electronic Delivery and Acceptance:

The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Grantee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

Language:

The Grantee acknowledges that he or she is sufficiently proficient in English to understand the terms and conditions of this Award Agreement. Furthermore, if the Grantee has received this Award Agreement, or any other document related to the Restricted Shares and/or the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

Addendum:

Notwithstanding any provisions in this Award Agreement, the Restricted Shares shall be subject to any additional terms and conditions set forth in any Addendum to this Award Agreement for the Grantee’s country. Moreover, if the Grantee relocates to one of the countries included in the Addendum, the terms and conditions for such country will apply to the Grantee, to the extent the Committee determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Addendum constitutes part of this Award Agreement.

Imposition of Other Requirements:

The Company reserves the right to impose other requirements on the Grantee’s participation in the Plan, on the Restricted Shares and on any Shares subject thereto that become vested, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Grantee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

Insider Trading/Market Abuse Restrictions:

Depending on the Grantee’s country, the Grantee may be subject to insider trading restrictions and/or market abuse laws in applicable jurisdictions, which may affect the Grantee’s ability to, directly or indirectly, acquire, sell or attempt to sell Shares or otherwise dispose of Shares or rights to Shares (e.g., Restricted Shares) under the Plan during such times as the Grantee is considered to have “inside information” regarding the Company (as defined by the laws in the applicable jurisdictions or the Grantee’s country). The Grantee could be prohibited from (i) disclosing the inside information to any third party, which may include employees (other than on a “need to know” basis); (ii) “tipping” third parties or causing them to otherwise buy or sell securities; and (iii) cancelling or amending orders the Grantee placed before he or she possessed inside information. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. The Grantee is responsible for ensuring the Grantee’s compliance with any applicable restrictions and is advised to speak with his or her personal legal advisor on this matter.
Waiver:

The Grantee acknowledges that a waiver by the Company of breach of any provision of this Award Agreement shall not operate or be construed as a waiver of any other provision of this Award Agreement, or of any subsequent breach by the Grantee or any other grantee.

All Other Terms:	As set forth in the Plan.

The Plan is incorporated herein by reference. Except as otherwise set forth in the Award Agreement, the Award Agreement and the Plan constitute the entire agreement and understanding of the parties with respect to the Restricted Shares. In the event that any provision of the Award Agreement is inconsistent with the Plan, the terms of the Plan will control. Except as specifically provided herein, in the event that any provision of this Award Agreement is inconsistent with any term sheet, director appointment letter or similar agreement between the Grantee and the Company or any of its Subsidiaries or Affiliates, the terms of such agreement will control. By accepting this Award Agreement, the Grantee agrees to be subject to the terms and conditions of the Plan.

This Award Agreement may be executed in counterparts, which together will constitute one and the same original.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Award Agreement to be duly executed and effective as of the Grant Date.

MYT NETHERLANDS PARENT B.V.

By:
Name:
Title:

Acknowledged and Agreed:

[NAME OF GRANTEE]

[Signature page to Restricted Share Award Agreement]

ADDENDUM TO THE

MYT NETHERLANDS PARENT B.V.

2020 OMNIBUS INCENTIVE COMPENSATION PLAN

RESTRICTED SHARE AWARD AGREEMENT

Capitalized terms used but not defined in this Addendum have the meanings set forth in the Plan and/or Award Agreement.

Terms and Conditions

This Addendum may include additional terms and conditions that govern the Restricted Shares granted to the Grantee under the Plan if the Grantee resides and/or works in one of the countries listed below.

If the Grantee is a citizen or resident of a country other than the one in which he or she is currently residing and/or working or transfers to another country after the grant of the Restricted Shares, or is considered a resident of another country for local law purposes, the Company shall, in its sole discretion, determine to what extent the terms and conditions contained herein shall apply to the Grantee under these circumstances.

Notifications

This Addendum also includes information regarding exchange controls and certain other issues of which the Grantee should be aware with respect to participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of December 2020. Such laws are often complex and change frequently. As a result, the Company strongly recommends that the Grantee not rely on the information in this Addendum as the only source of information relating to the consequences of the Grantee’s participation in the Plan because the information may be out of date at the time that the Restricted Shares become vested or the Grantee sells Shares acquired under the Plan.

The information contained herein is general in nature and may not apply to the Grantee’s particular situation and the Company is not in a position to assure the Grantee of any particular result. Accordingly, the Grantee is advised to seek appropriate professional advice as to how the relevant laws in the Grantee’s country may apply to his or her situation.

If the Grantee is a citizen or resident of a country other than the one in which he or she is currently residing and/or working or transfers to another country after the grant of the Restricted Shares, or is considered a resident of another country for local law purposes, the information contained herein may not be applicable to the Grantee in the same manner.

GERMANY

Exchange Control Notification. Cross-border payments in excess of €12,500 (including transactions made in connection with the sale of securities) must be reported monthly to the German Federal Bank (Bundesbank). If the Grantee makes or receives a payment in excess of this amount in connection with the Grantee’s participation in the Plan, the Grantee must report the payment to Bundesbank electronically using the “General Statistics Reporting Portal” (“Allgemeines Meldeportal Statistik”) available via Bundesbank’s website (www.bundesbank.de).

Foreign Asset/Account Reporting Notification. If the acquisition of Shares under the Plan leads to a “qualified participation” at any point during the calendar year, the Grantee understands that he or she will need to report the acquisition when the Grantee files his or her tax return for the relevant year. A qualified participation is attained if (i) the value of the Shares acquired exceeds a certain threshold or (ii) in the unlikely event the Grantee holds Shares exceeding a certain threshold of the Company’s total Ordinary Shares.

SWITZERLAND

Securities Law Information. Neither this document nor any other materials relating to the grant (i) constitutes a prospectus according to articles 35 et seq. of the Swiss Federal Act on Financial Services (“FinSA”) (ii) may be publicly distributed or otherwise made publicly available in Switzerland to any person other than an service provider of the Company or its Subsidiaries or Affiliates or (iii) has been or will be filed with, approved or supervised by any Swiss reviewing body according to article 51 FinSA or any Swiss regulatory authority, including the Swiss Financial Market Supervisory Authority.

UNITED KINGDOM

Tax Representations; Withholding The following provision supplements the Tax Representations; Withholding section of the Award Agreement:

Without limitation to the Tax Representations; Withholding section of the Agreement, the Grantee hereby agrees that he or she is liable for all Tax-Related Items and hereby covenants to pay all such Tax-Related Items, as and when requested by the Company or Subsidiary or Affiliate, as applicable, or by Her Majesty’s Revenue & Customs (“HMRC”) (or any other tax authority or any other relevant authority). The Grantee also hereby agrees to indemnify and keep indemnified the Company or any Subsidiary or Affiliate, as applicable, against any Tax-Related Items that they are required to pay or withhold or have paid or will pay to HMRC (or any other tax authority or any other relevant authority) on the Grantee's behalf.

Notwithstanding the foregoing, if the Grantee is a director or executive officer of the Company, the Grantee understands that he or she may not be able to indemnify the Company for the amount of any Tax-Related Items not collected from or paid by the Grantee, in case the indemnification could be considered to be a loan. In this case, the Tax-Related Items not collected or paid may constitute a benefit to the Grantee on which additional income tax and National Insurance Contributions (“NICs”) may be payable. The Grantee understands that he or she will be responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for paying to the Company the amount of any NICs due on this additional benefit, which may also be recovered from the Grantee by any of the means referred to in the Award Agreement.

In addition, the Grantee agrees that the Company and/or any Subsidiary or Affiliate may calculate the Tax-Related Items to be withheld and accounted for by reference to the maximum applicable rates, without prejudice to any right the Grantee may have to recover any overpayment from the relevant tax authorities.

UNITED STATES

Tax Consequences. The Grantee acknowledges that the Grantee has had the opportunity to review with the Grantee’s own tax advisors the federal, state, local and/or foreign tax consequences of the transactions contemplated by the Award Agreement. The Grantee further acknowledges that the Grantee is relying solely on such advisors and not on any statements of the Company or any of its agents. The Grantee understands that the Grantee (and not the Company) shall be responsible for the Grantee’s personal tax liability that may arise as a result of the transactions contemplated by the Award Agreement. The Grantee further understands that it may be beneficial in certain circumstances to elect to be taxed as of the Grant Date rather than when the Shares vest by filing an election under Section 83(b) of the United States Internal Revenue Code of 1986, as amended (the “Code”) with the Internal Revenue Service within 30 days from the Grant Date. THE GRANTEE ACKNOWLEDGES THAT IT IS THE GRANTEE’S RESPONSIBILITY AND NOT THE COMPANY’S TO

TIMELY FILE THE ELECTION UNDER SECTION 83(b) OF THE CODE, EVEN IF THE GRANTEE REQUEST THE COMPANY OR ITS REPRESENTATIVES TO MAKE THIS FILING ON THE GRANTEE’S BEHALF. The Grantee acknowledges that nothing in this Addendum or the Award Agreement constitutes tax advice.

Investment Representation. The Grantee understands that the Shares issued pursuant to the Award Agreement are not registered under the United States Securities Act of 1933, as amended (the “Securities Act”) (it being understood that the Shares are being issued and sold in reliance on the exemption provided in Rule 701 thereunder) or any applicable state securities or “blue sky” laws and may not be sold or otherwise transferred or disposed of in the absence of an effective registration statement under the Securities Act and under any applicable state securities or “blue sky” laws (or exemptions from the registration requirements thereof). The Grantee further acknowledges that certificates representing the Shares will bear restrictive legends reflecting the foregoing and/or that book entries for uncertificated Shares will include similar restrictive notations.